Mark E. Crone Managing Partner mcrone@cronelawgroup.com

November 18, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Steve Lo

Kimberly Calder

John Coleman

Cheryl Brown

Irene Barberena-Meissner

Re:	Idaho Copper Corporation Form 10-K for the Fiscal Year Ended January 31, 2024 Filed May 15, 2024 Form 8-K Filed October 8, 2024 File No. 333-108715

Dear Sir and Madam:

On behalf of Idaho Copper Corporation, a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) this correspondence in response to the comments of the staff (the “Staff”), dated October 23, 2024, with reference to the Company’s Form 10-K filed with the Commission on May 15, 2024 and Form 8-K filed with the Commission on October 8, 2024.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended January 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 2. Properties, page 7

1.

Please revise to include the information required by Item 1304(b) of Regulation S-K, including:

● the location of your property, accurate to within one mile, using an easily recognizable coordinate system,

● the total cost or book value of the property, and

● a brief description of any significant encumbrances to the property, including current and future permitting requirements and the associated timelines and conditions.

Response: The Company intends to amend its form 10-K for the Fiscal Year Ended January 31, 2024 once it clears comments with the Commission for its Registration Statement filed on Form S-1 (File No. 333-280762) such that the financial statement, footnotes and all disclosure will align in accordance with the Comments of the Staff.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891
12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

2.	If you are claiming mining resources on your property please disclose the mineral resources in your annual filing, along with the price, cut-off grade, metallurgical recovery factor, and the specific point of reference, as required by Item 1304(d) of Regulation S-K.

Response: The Company intends to amend its form 10-K for the Fiscal Year Ended January 31, 2024 once it clears comments with the Commission for its Registration Statement filed on Form S-1 (File No. 333-280762) such that the financial statement, footnotes and all disclosure will align in accordance with the Comments of the Staff.

Consolidated Statements of Cash Flows, page F-7

3.	We note that $395,735 of expenses were paid by parent company in 2023. If an equity contribution, tell us where such equity contribution is located in the Statement of Changes in Stockholders’ Deficit and in the Non-cash financing activities of the Statement of Cash Flows for 2023.

Response: The Company respectfully advises the Staff that the $395,735 represent expenses paid by the parent of International CuMo Mining Corporation prior to the reverse recapitalization of Joway Health Industries. As a result of the reverse recapitalization, these contributions are included in the $19,378,067 of additional paid-in capital which is reflective of the effect of the reverse recapitalization of Joway Health Industries on the Consolidated Statements of Stockholders’ Deficit.

4.	We note Proceeds from a note payable of $361,000 in 2023. Given that the Balance Sheet does not present Notes Payable, revise the Statement of Cash Flows to reflect the appropriate line item for such proceeds.

Response: The proceeds were $361,000, which was recorded in non-current convertible notes payable, net of discounts ($325,000), and non-current bond liabilities ($36,000) on the Balance Sheet as of January 31, 2023.

5.	We note that Convertible notes payable increased by $405,570 between 2023 and 2024 per the Balance Sheet on page F-4. However, the Statements of Cash Flows for 2024 shows proceeds of $202,200. Please clarify or revise.

Response: As reflected within Note 4 to our Consolidated Financial Statements, we issued $202,200 of additional notes payable. On issuance, a discount was recognized attributable to the conversion feature and associated warrants in the amount of $103,846. The $98,354 is reflective of the net increase in the account balance at initial recognition which is inclusive of the aforementioned discount. We did not investigate the $1,000 or $1,887 as these amounts are trivial to the consolidated financial statements.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891
12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

Note 1 – Nature of Operations, page F-8

6.	We note the audited June 30, 2022 and interim December 31, 2022 financial statements of ICUMO in the Form 8-K/A filed on February 14, 2023 and note that the pro forma financial statements applied purchase accounting, rather than the reverse merger accounting that is described in Note 1. The reverse merger accounting is first described in the October 31, 2023 Form 10-Q filed on December 20, 2023. Additionally, we note that Convertible Notes and Bond Liabilities values in the April 30, 2023 Form 10-Q filed on June 14, 2023 differ significantly from the values in the December 31, 2022 financial statements of ICUMO. Please explain the differences and how you applied reverse merger accounting.

Response: We acknowledge that the proformas included in the Form 8-K/A filed on February 14, 2023, were incorrect as they applied purchase accounting versus the correct reverse merger accounting. The Company has since filed seven reports (i.e., Forms 10-K and 10-Q) with audited and reviewed financial statements, therefore the disclosures to the public have been extensive since the Form 8-K/A was filed on February 14, 2023. The Company believes that amending the Form 8-K/A would not be necessary as the proforma is outdated with all of the subsequent filings as stated herein.

7.	Given that the Company has no Unproven Mineral Rights Interests nor Long-lived Assets, please consider re-wording the policies associated with these assets here and elsewhere to indicate these will be the policies when you have such assets

Response: The Company intends to amend its form 10-K for the Fiscal Year Ended January 31, 2024 once it clears comments with the Commission for its Registration Statement filed on Form S-1 (File No. 333-280762) such that the financial statement, footnotes and all disclosure will align in accordance with the Comments of the Staff.

Note 3 – Reclamation Bonds and Provision, page F-10

8.	We note your disclosure in Note 3 that you have recorded provisions for estimated reclamation costs and that such provisions are comprised of deposits to the Bureau of Land Management, the United States Forest Service, the third-party provider of the surety, and other agencies. Additionally, we note your accounting policy on page F11 for Reclamation Provision, which indicates that at January 31, 2024, there are no costs, as production has not yet commenced. Please reconcile these disclosures and tell us how much the provision is and where such provision is located on the Balance Sheet as of January 31, 2024.

Response: Note 3 is the disclosure of accounting policies. As such, in the amended Form 10-K to be filed after the Company has completed all comments on the current Form S-1/A, it will delete the line stating that “…there are no costs, as production has not yet commenced.” as the policy disclosure should not discuss actual amounts or related comments.

Note 4 – Convertible Notes, page F-12

9.

Please clarify or revise to clearly describe the property noted as collateral in the table in Note 4 for each of your convertible notes. In this regard, we note no property asset in your balance sheet.

Response: This table was corrected in the Form S-1/A in accordance with the comments of the Staff. In the amended Form 10-K to be filed after the Company has completed all comments on the current Form S-1/A, this table will be corrected in the Form 10-K as it was completed in the Form S-1/A.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891
12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

10.

Please provide detailed information as to the transaction resulting in the loss on extinguishment of debt of $1,774,000 in 2023. Tell us the amount issued, conversion price, number of warrants and exercise price of the convertible notes that were originally issued by ICUMO and how the loss was determined due to the replacement notes and warrants. In this regard, we note from the interim December 31, 2022 financial statements of ICUMO included in Form 8-K/A filed on February 14, 2023 that ICUMO had convertible notes of $3,674,000. Additionally, we note the disclosure on page 2 regarding the private placement by ICUMO of $898,000 of notes and 8,980,000 warrants and the subsequent exchange by the Company and the holders of the notes and warrants and that the notes issued on January 23, 2023 listed in Note 4 total $898,000 and the warrants total 8,980,000

Response: At the closing of the transaction between the ICUMO and the parent company, the parent company issued replacement convertible notes payable and new warrants to the holders of ICUMO’s convertible notes payable. In accordance with ASC 405, management determined that the transaction represented a debt extinguishment. Accordingly, we measured the fair value of the replacement notes and new warrants issued and recognized a loss on extinguishment equal to the difference between the new notes and warrants and the carrying value of the original notes.

Note 5 – Bond Liabilities, page F-13

11.

Please revise to describe the nature of these bond liabilities and how they were originated. In addition, disclose the key features of these liabilities including, if any, but not limited to, payment installment, interest rate, payment and due dates, and the accounting for these bond liabilities. See ASC 470-10-50.

As required by Item 1302(a)(1) of Regulation S-K, your disclosure of mineral resources must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Therefore the consultants that prepared the mineral resource section of the technical report summary should provide consent and be listed as qualified persons. In the alternative, the section should be prepared by the sole qualified person that is currently referenced in the technical report summary.

Response: The Company intends to amend its form 10-K for the Fiscal Year Ended January 31, 2024 once it clears comments with the Commission for its Registration Statement filed on Form S-1 (File No. 333-280762) such that the financial statement, footnotes and all disclosure will align in accordance with the Comments of the Staff.

Note 7 – Stockholders’ Equity, page F-13

12.

We note you entered into Unit Subscription Purchase Agreements with purchasers for an aggregate of 23 Units at a price of $12,000 per Unit on January 12, 2024. We also note the same date on page 13. However, the disclosures in Form S-1/A Amendment No. 1 filed on September 19, 2024 was revised to indicate the dates to be from August 14, 2023 through December 11, 2023. Please revise or clarify.

Response: The Company intends to amend its form 10-K for the Fiscal Year Ended January 31, 2024 once it clears comments with the Commission for its Registration Statement filed on Form S-1 (File No. 333-280762) such that the financial statement, footnotes and all disclosure will align in accordance with the Comments of the Staff.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891
12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

13.

We note the disclosures regarding executive compensation in Notes 6 and 7 on page F-13 and on page 24. Please update the compensation for 2023 on page 24 to that in your Form S-1/A Amendment No. 1 filed on September 19, 2024. Address the difference between that total of $821,788 and Payroll and related expenses of $963,055 in the Statement of Operations on page F-5. Additionally, consider that some 2023 compensation was paid via stock compensation. Please clarify or revise.

Response: The Company intends to amend its form 10-K for the Fiscal Year Ended January 31, 2024 once it clears comments with the Commission for its Registration Statement filed on Form S-1 (File No. 333-280762) such that the financial statement, footnotes and all disclosure will align in accordance with the Comments of the Staff.

Form 8-K Filed October 8, 2024

Item 4.01 Changes in Registrant’s Certifying Accountant, page 1

14.

Please amend the Form 8-K to ensure your disclosures are in compliance with all sections of Item 304 of Regulation S-K and include an updated letter from the former accountant, Green Growth CPAs, as Exhibit 16.1.

Response: The Company will file an amended Form 8-K addressing the comments of the Staff no later than Tuesday, November 19, 2024.

If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

cc: Steven Rudofsky. Percentage of Ownership After the Offering

Chief Executive Officer

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891
12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686